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ITED STATES
D EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 9 2002

354

SEC FILE NUMBER
8- 47130

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/01____ AND ENDING ____12/31/01____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WHITEHALL INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 MARGO ROAD
(No. and Street)

BOSTON	MASSACHUSETTS	02135
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLEN YUNG   (617) 484-1919
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCURDY & ASSOCIATES CPA'S, INC.
(Name — if individual, state last, first, middle name)

27955 CLEMENS ROAD	WESTLAKE	OHIO	44145
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ ALLEN YUNG _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ WHITEHALL INVESTMENTS, INC. _____, as of _____ DECEMBER 31 _____, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions

_____
Signature

President
Title

_____
Notary Public
EXP. 7-9-04

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- a☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- a☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- a☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- a☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- a☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Additional Information

Whitehall Investments, Inc.

For The Year Ended December 31, 2001
with Report of Independent Auditors

Whitehall Investments, Inc.

Financial Statements and Additional Information

For The Year Ended December 31, 2001

CONTENTS



McCurdy
& Associates
CPA's, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report of Independent Auditors

The Board of Directors
Whitehall Investments, Inc.

We have audited the accompanying statement of financial condition of Whitehall Investments, Inc. as of December 31, 2001, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whitehall Investments, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
February 18, 2002

1

Whitehall Investments, Inc.

Statement of Financial Condition

December 31, 2001

Assets

Current assets:

Cash	$123,396
Total current assets	123,396
Total assets	$123,396

Liabilities and stockholder's equity

Current liabilities	$ 0
Total current liabilities	0
Total liabilities	0

Stockholder's equity:

Common stock	10
Paid in capital	162,790
Retained earnings	(39,404)
Total stockholder's equity	123,396
Total liabilities and stockholder's equity	$123,396

See accompanying notes and accountants' audit report

Whitehall Investments, Inc.

Statement of Income

For The Year Ended December 31, 2001

Revenues

Interest	$ 4,419
Total revenue	4,419

Expenses

Regulatory fees	1,711
Professional fees	3,900
Taxes	485
Other	335
Total expenses	6,431

Net income (loss)	$(2,012)

See accompanying notes and accountants' audit report

Whitehall Investments, Inc.

Statement of Stockholder's Equity

For The Year Ended December 31, 2001

	Common Stock	Paid In Capital	Retained Earnings
Balances at beginning of year	$10	$162,790	$(37,392)
Net income (loss)	0	0	(2,012)
Equity contributed	0	0	0
Equity withdrawals	0	0	0
Balances at end of year	$10	$162,790	$(39,404)

See accompanying notes and accountants' audit report

4

Whitehall Investments, Inc.

Statement of Cash Flows

For The Year Ended December 31, 2001

Cash flows from operating activities

Net income (loss)	$ (2,012)
Adjustment to reconcile net income to net cash provided (used) by operating activity	0
Net cash provided (used) by operating activities	(2,012)

Cash flows from investing activities

Net cash provided (used) by investing activities	0

Cash flows from financing activities

Net cash provided (used) by financing activities	0
Net increase (decrease) in cash	(2,012)
Cash at beginning of year	125,408
Cash at end of year	$123,396

See accompanying notes and accountants' audit report

5

Note A - Summary of Significant Accounting Policies

Business
Whitehall Investments, Inc. is a registered securities broker/ dealer. The company has not yet engaged in any transactions with customers or for its own investment account.

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
Whitehall Investments, Inc. with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation as of March 1, 1994, the company's date of incorporation. The stockholder of an S Corporation is taxed on his proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Note B - Capital Stock

The company has authorized 3,000 shares of common stock with a par value of $.01 per share; 100 shares are issued and outstanding at a stated value of $.10 per share.

Note C - Cash Flow Disclosure

The company paid no interest or income taxes during 2001.

Note D - Concentration of Credit Risk

The company maintains its cash balances in one financial institution located in Boston, Massachusetts. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.00. At December 31, 2001 the company's book and bank balances were as follows:

	Book	Bank
Account Balances	$123,396	$123,396
Insured	100,000	100,000
Uninsured	$ 23,396	$ 23,396

Note E - Net Capital Requirements

The company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1). The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the company's ratio of aggregate indebtedness to net capital was 0 to 1. Net capital, as defined, was $123,396 which exceeded the minimum required amount of $100,000 by $23,396.

Additional Information

Schedule I

Whitehall Investments, Inc.

Computation of Net Capital

December 31, 2001

Computation of net capital
Total stockholder's equity $123,396

Deductions and charges:
  Non allowable assets: 0

Net capital before haircuts on security positions   123,396

Haircuts on securities: 0

Net capital $123,396

Computation of basic net capital requirement
Net capital requirement (6 2/3% of aggregate
  indebtedness)-rounded to 6.67% $ 0
Minimum dollar requirement $100,000
Excess net capital $ 23,396

Excess net capital at 1,000% (net capital
less 10% of aggregate indebtedness) $123,396

Computation of aggregate indebtedness
Total liabilities $ 0

Total aggregate indebtedness $ 0

Ratio of aggregate indebtedness to net capital   .00 to 1

8

Whitehall Investments, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2001

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2001 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is as follows:

	December 31, 2001
Net capital, as reported in Company's form X-17a-5, part II	$123,396
Net audit adjustments	0
Net capital, as reported in Schedule I	$123,396

Inasmuch as Whitehall Investments, Inc. is operating under the exemption from Rule 15c3-3 provided by section (k)(2)(i) of the Rule, the following supporting schedules are not applicable:

A. Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

B. Information relating to the possession or control requirements under Rule 15c3-3.

 McCurdy
& Associates
CPA's, Inc.

CERTIFIED PUBLIC ACCOUNTANTS



27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Independent Auditors' Supplementary Report
on Internal Control

The Board of Directors
Whitehall Investments, Inc.

In planning and performing our audit of the financial statements of Whitehall Investments, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
February 18, 2002